United States
                   Securities and Exchange Commission
                          Washington D.C. 20549

                              Schedule 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 6)*


                            ATARI CORPORATION
                            (Name of Issuer)


                COMMON STOCK, PAR VALUE $.01 PER SHARE
                     (Title of Class of Securities)


                               046515102
                            (CUSIP Number)

                          Peter R. Haje, Esq.
                  General Counsel, Time Warner Inc.
               75 Rockefeller Plaza, New York, NY 10019
                           (212) 484-8000
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications)

                            October 24, 1995
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /x/.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          SCHEDULE 13D

CUSIP No. 046515102

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person
     Time Warner Inc.
     IRS NO. 13-1388520

2  Check the appropriate box if a member of a group*
      a//    b//

3  SEC USE ONLY

4  Source of Funds*
     Not Applicable

5 Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
     //

6  Citizenship or place of organization
     Delaware

Number of shares beneficially owned by each Reporting Person with

7  Sole voting power

8  Shared voting power
     8,709,300 (See Item 5)

9  Sole dispositive power

10 Shared dispositive power
     8,709,300 (See Item 5)

11 Aggregate amount beneficially owned by Reporting Person
     8,709,300

12 Check box if the aggregate amount in row (11) excludes certain shares*
     //

13 Percent of class represented by amount in row (11)
     Approximately 13.67%

14 Type of Reporting Person*
     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                      ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                   SCHEDULE, AND THE SIGNATURE ATTESTATION.


                          SCHEDULE 13D

CUSIP No. 046515102

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person
     Warner Communications Inc.
     IRS NO. 13-2696809

2  Check the appropriate box if a member of a group*
     a//       b//

3  SEC USE ONLY

4  Source of Funds*
     Not Applicable

5 Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
     //

6  Citizenship or place of organization
     Delaware

Number of shares beneficially owned by each Reporting Person with

7  Sole voting power

8  Shared voting power
     8,709,300 (See Item 5)

9  Sole dispositive power

10 Shared dispositive power
     8,709,300 (See Item 5)

11 Aggregate amount beneficially owned by Reporting Person
     8,709,300

12 Check box if the aggregate amount in row (11) excludes certain shares*
     //

13 Percent of class represented by amount in row (11)
     Approximately 13.67%

14 Type of Reporting Person*
     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                      ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                   SCHEDULE, AND THE SIGNATURE ATTESTATION.

                    AMENDMENT NO. 6 TO SCHEDULE 13D


     Time Warner Inc., a Delaware corporation ("Time Warner") and its wholly owned subsidiary Warner Communications Inc., a Delaware corporation ("WCI") (collectively, the "Reporting Persons"), hereby amend and supplement the Amended and Restated Statement on Schedule 13D, relating to the Common Stock, $.01 par value per share (the "Common Stock") of Atari Corporation ("Atari"), dated March 28, 1994, as filed with the Securities and Exchange Commission on March 29, 1994 by the Reporting Persons and amended on April 20, 1994 and March 23, 1995. As provided in the Amended and Restated Schedule 13D, as amended, and a Joint Filing Agreement filed as an Exhibit thereto (which Exhibit is incorporated herein by reference), the Reporting Persons have agreed, pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, to file one statement with respect to their ownership of Common Stock of Atari. The Amended and Restated
Schedule 13D, as amended, of the Reporting Persons is hereinafter referred to as the "Statement."

     Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to them in the Statement.

     Item 5. INTEREST IN SECURITIES OF THE ISSUER.

             The fifth, sixth and seventh paragraphs of Item 5 of the Statement are hereby amended in their entirety to read as follows:
             "Between March 23, 1995 and October 24, 1995, WCI sold an aggregate of 6,906,200 shares of Atari Common Stock on the open market as follows:

                                Number of
               DATE            SHARES SOLD         PRICE

              3/23/95            20,000          $ 3 1/4

              3/24/95             7,000          $ 3 1/4
                                  2,100          $ 3 3/16
                                 15,200          $ 3 1/8

              5/9/95              1,100          $ 3 3/8
                                 18,200          $ 3 1/4
                                 41,700          $ 3 3/16
                                 39,000          $ 3 1/8

              7/20/95            40,000          $ 3 1/4

              7/21/95            18,000          $ 3 1/4

              7/24/95             3,500          $ 3 1/4

              7/27/95             1,000          $ 3 1/8

              7/28/95               600          $ 3 1/8

              7/31/95             2,500          $ 3 1/8

              8/2/95              4,000          $ 3 1/8

              8/3/95              3,000          $ 3 1/8

              9/14/95            29,300          $ 3 1/8

                                  3,600          $ 3 3/16

                                 14,600          $ 3 1/4

              9/15/95            16,000          $ 3 1/8

                                  3,000          $ 3 3/16

                                  1,000          $ 3 1/4

              9/18/95            11,800          $ 3 3/16

                                 10,000          $ 3 1/8

              10/24/95        6,600,000          $ 2
                              =========
                      TOTAL   6,906,200


             "According to Atari, at September 30, 1995, there were outstanding on such date 63,684,785 shares of Atari Common Stock. The 8,709,300 shares of Atari Common Stock beneficially owned by Time Warner constitutes approximately 13.67% of the outstanding Atari Common Stock. The 8,639,300 and 70,000 shares of Atari Common Stock held by WCI and Games constitutes, respectively, 13.56% and 0.11% of the outstanding Atari Common Stock.

             "Time Warner and WCI have the sole power to vote and, subject to the restrictions described in Item 6 of the Statement, the sole power to dispose of the 8,709,300 shares of Atari Common Stock. Time Warner, WCI and Games have the sole power to vote, and subject to the restrictions as set forth in
Item 6 of the Statement, the power to dispose of the 70,000 shares of Atari Common Stock acquired by Games pursuant to the Games Stock Purchase Agreement and owned beneficially by WCI and Time Warner.

             "Other than as described in Item 4 herein, neither Time Warner, WCI or Games is aware of any beneficial ownership of, or any transaction within 60 days before the filing of this Statement on Schedule 13D in, any shares of Atari Common Stock by Time Warner, WCI, Games or any person listed on Annex A or Annex B hereto."

             Items (d) and (e) are not applicable.


                          SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: October 25, 1995             TIME WARNER INC.



                              By /s/Peter R. Haje
                                  Name: Peter R. Haje
                                  Title: Executive Vice President


                                   WARNER COMMUNICATIONS INC.



                              By /s/Peter R. Haje
                                  Name: Peter R. Haje
                                  Title: Executive Vice President


                               ANNEX A

     The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                      PRINCIPAL OCCUPATION OR
NAME                 OFFICE           EMPLOYMENT AND ADDRESS

Merv Adelson         Director         Chairman, East-West
                                      Capital Associates
                                      10100 Santa Monica Blvd.
                                      Los Angeles, CA  90067
                                      (private investment
                                      company)

Timothy A.           Senior Vice      Senior Vice President,
Boggs                President        Time Warner*
                                      800 Connecticut Ave.,
                                      NW, Suite 800
                                      Washington, DC 20006

Richard J.           Senior Vice      Senior Vice President
Bressler             President        and Chief Financial
                     and Chief        Officer, Time Warner*
                     Financial
                     Officer

Lawrence B.          Director         Partner,
Buttenwieser                          Rosenman & Colin
                                      575 Madison Avenue
                                      New York, NY  10022
                                      (attorney)

Edward S.            Director         Chairman, Finkelstein
Finkelstein                           Associates Inc.
                                      712 Fifth Avenue
                                      New York, NY  10019
                                      (consulting)

Beverly Sills        Director         Chairman-Lincoln Center
Greenough                             for the Performing Arts
                                      211 Central Park West
                                      New York, NY 10024
                                      (entertainment)

Peter R. Haje        Executive        Executive Vice President,
                     Vice             Secretary and General
                     President,       Counsel, Time Warner*
                     Secretary
                     and General
                     Counsel

Carla A. Hills       Director         Chairman and Chief
                                      Executive Officer
                                      Hills & Company
                                      1200 19th Street, NW
                                      Washington, DC 20036
                                      (international trade
                                      consultants)

Tod R. Hullin        Senior Vice      Senior Vice President
                     President        Time Warner*

David T. Kearns      Director         Former Chairman of Xerox
                                      100 First Stamford Place
                                      Stamford, CT 06904-2340

Gerald M. Levin      Director,        Chairman and Chief
                     Chairman and     Executive Officer,
                     Chief            Time Warner*
                     Executive
                     Officer

Philip R.            Senior Vice      Senior Vice President,
Lochner, Jr.         President        Time Warner*

Henry Luce, III      Director         Chairman and Chief
                                      Executive Officer,
                                      The Henry Luce Foundation, Inc.
                                      720 Fifth Avenue
                                      New York, NY  10019
                                      (private foundation)

Reuben Mark          Director         Chairman and Chief
                                      Executive Officer
                                      Colgate-Palmolive Company
                                      300 Park Avenue
                                      New York, NY 10022
                                      (consumer products)

Michael A. Miles     Director         Former Chairman and
                                      Chief Executive Officer of
                                      Philip Morris Companies
                                      Inc., Director of Sears
                                      Roebuck & Co., Dean Witter
                                      and Discover & Co.

J. Richard           Director         Chairman of the
Munro                                 Executive/Finance Committee
                                      Time Warner*

Richard D.           Director         Director and President,
Parsons              and              Time Warner*
                     President

Donald S.            Director         Director of Various
Perkins                               Companies
                                      21 South Clark St.
                                      Suite 2530
                                      One First National Plaza
                                      Chicago, IL  60603

Raymond S.           Director         Financial Consultant and
Troubh                                Director of Various
                                      Companies
                                      10 Rockefeller Plaza
                                      New York, NY  10020
                                      (financial consultant)

Francis T.           Director         Vincent Enterprises
Vincent, Jr.                          (private investor),
                                      and Director of Various
                                      Companies

____________________
*The business address of Time Warner is 75 Rockefeller Plaza,
 New York, NY 10019.

                          ANNEX B


     The following is a list of the directors and executive officers of Warner Communications Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.


                                      PRINCIPAL OCCUPATION OR
NAME                 OFFICE           EMPLOYMENT AND ADDRESS

Richard J.           Senior Vice      Senior Vice President
Bressler             President        Chief Financial Officer,
                     and Chief        Time Warner*
                     Financial
                     Officer

Peter R. Haje       Director and      Executive Vice
                    Executive         President, Secretary
                    Vice              and General Counsel,
                    President         Time Warner*

Tod R. Hullin       Director and      Senior Vice President,
                    Senior Vice       Time Warner*
                    President

Deane F.            Office of         Office of the President,
Johnson             the President     Warner Communications
                                      Inc., 1271 Avenue of the
                                      Americas
                                      New York, New York 10020

Gerald M.           Director,         Chairman and Chief
Levin               Chairman          Executive Officer,
                    and Chief         Time Warner*
                    Executive
                    Officer

Philip R.           Senior Vice       Senior Vice President,
Lochner Jr.         President         Time Warner*

Richard D.          Director          Director and President,
Parsons             and Office        Time Warner*
                    of the
                    President

_____________________
*The business address of Time Warner and WCI is 75 Rockefeller
Plaza, New York, NY 10019.